Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

April 3, 2008

Catalyst Paper Rights Offering expiring on April 7, 2008

Vancouver, British Columbia – Catalyst Paper Corporation (TSX:CTL) issued a reminder today that its previously announced Rights Offering expires at 5:00 p.m. (Toronto time) on Monday, April 7, 2008 (the “Expiry Date”).  The Rights were issued to Catalyst shareholders of record at the close of business on March 11, 2008 pursuant to a final short form prospectus dated February 29, 2008 (the “Prospectus”) filed in each of the Provinces of Canada and a Registration Statement on Form F-10 filed with the Securities and Exchange Commission in the United States.

Every 1.285 Rights entitle the holder to purchase one Subscription Receipt of Catalyst for an exercise price of $0.75 per Subscription Receipt (the “Basic Subscription Privilege”) prior to 5:00 p.m. (Toronto time) on April 7, 2008 (the “Expiry Time”).  Holders who have exercised their Basic Subscription Privilege in full are entitled to subscribe for additional Subscription Receipts at the same exercise price (the “Additional Subscription Privilege”).  To the extent the Rights Offering is over-subscribed, additional Subscription Receipts will be allocated among exercising holders in the manner described in the Prospectus.

The proceeds of the Rights Offering will fund a portion of the company’s US$161 million acquisition of the recycle newsprint mill and related assets in Snowflake, Arizona (the “Snowflake Acquisition”).  Department of Justice consent for the completion of the Snowflake Acquisition has now been received and Catalyst anticipates closing this transaction in mid April.

Each Subscription Receipt will be exchanged for one common share of Catalyst, without additional consideration, upon completion of the Snowflake Acquisition.  If the Snowflake Acquisition is not completed on or before June 16, 2008, or in certain other events, the Subscription Receipts will be cancelled and the gross proceeds returned to holders of the Subscription Receipts.

Holders who wish to exercise their Rights and subscribe for Subscription Receipts must submit the required documentation and pay the exercise price for any Subscription Receipts subscribed for to CIBC Mellon Company, the rights agent, prior to the Expiry Time in accordance with the procedures set out in the Prospectus.  Rights which are not properly exercised prior to the Expiry Time will expire and have no further value.  A holder who does not intend to exercise his or her Rights should consider selling such Rights in advance of the Expiry Time.  The Rights are listed for trading on the Toronto Stock Exchange under the symbol CTL.RT and will trade until noon (Toronto time) on the Expiry Date.

Holders who hold their Rights through a securities broker or dealer, bank or trust company or other participant in the book based system administered by CDS Clearing and Depositary Services Inc. (“CDS”) or through the Depositary Trust and Clearing Corporation (“DTC”) should contact their CDS participant or DTC participant in order to exercise or effect a sale of any Rights beneficially held.

Further details concerning the Rights Offering and the procedures to be followed by holders are contained in the Prospectus.  Copies of the Prospectus may be obtained from BMO Nesbitt Burns Inc. or Genuity Capital Markets Inc., who are acting as joint dealer managers in connection with the Rights Offering.  Copies of the Prospectus are also available under the company’s name at www.sedar.com or www.sec.gov.

A United States registration statement relating to the Rights, Subscription Receipts, Standby Subscription Receipts and the common shares issuable upon the deemed exercise of the Subscription Receipts and Standby Subscription Receipts has become effective with the United States Securities and Exchange Commission.  This press release shall not constitute an offer to sell or the solicitation of an offer to purchase any of the securities of Catalyst.  No offer to sell, solicitation of an offer to purchase, or sale of the securities of Catalyst will be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For more information:

Investors	Media
David Smales, Vice President, Finance	Lyn Brown, Vice President
& Chief Financial Officer	Corporate Relations & Social Responsibility
(604) 247-4713	(604) 247-4713